UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, November 19, 2015 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) held a conference call today to discuss the earnings for the nine month period ended September 30, 2015. The following items were discussed by executive management as part of the conference call:

Earnings for the third quarter reached US$13.7 million; this was strongly affected by the stopping of our mining operations in Pedro de Valdivia, which we announced in September. This event had a one-time before-tax effect of US$56.3 million. We reported revenues for the first nine months of the year of US$1.3 billion, a decrease of just under 14% compared to last year.

The quarterly EBITDA margin was 39.3%, relatively flat compared to the third quarter last year. For the nine month period ended September 30, 2015, the EBITDA margin surpassed 42%, significantly higher than the 37% seen during the same period last year. These higher margins reflect lower costs resulting from improvements in our operating activities across all business lines. However, while we always look to decrease costs, the bulk of our major cost reduction efforts have been implemented. Commodity prices continue to fall, directly impacting some of our major business lines, particularly in the iodine and fertilizer markets. We expect to continue to feel this price pressure on future margins.

Below we outline what we have seen in our five business lines.

Potassium Nitrate: Revenues during the first nine months of 2015 were down compared to the same period last year, as a result of lower prices and lower sales. These lower volumes were a result of weak sales seen during the first quarter of the year, which impacted our year-to-date numbers. We now expect sales volumes in the business line to be flat during the full year 2015 compared to last year, although have seen strong global growth in the water soluble market. While average prices in this business line for the first nine months of the year were similar compared to last year, we did see prices decrease slightly during the third quarter, and we could see a further impact on KNO3 prices in coming quarters if potassium chloride prices continue to fall.

Potassium Chloride: Revenues in this business line decreased approximately 23% compared to the same period in 2014, resulting from lower volumes, mainly during the first quarter and lower prices. Comparing the third quarter of 2015 to the third quarter of 2014, average prices in the business line have fallen just over 13%. As an example, today in Brazil, we see prices of granular potassium chloride below US$300/MT, compared with prices of over US$350/MT seen during June last year. We are a low cost producer of potassium chloride, and therefore are and will continue to be a very competitive player in this market. However, if prices continue to fall, this could ultimately impact our future margins. We believe that overall market demand for potassium chloride in 2015 will be lower than demand seen in 2014. For 2016, we expect to see our sales volumes for the business line increase about 15% compared to the 1.3 million MT that we expect for this year.

Iodine: Continuing with the strategy that we have been implementing for the past 18 months, we saw volumes increase during the first nine months of 2015, reaching 7,000 MT of iodine and iodine derivatives. We still hope to see sales volumes reach 9,300 MT for the year. As a result of this strategy, prices continued to fall during the period, averaging US$28/kilo during the third quarter. Revenue reported for the nine months ended September 30, 2015 decreased as a result of these lower average prices. Market demand continues to grow, between 3-4% in 2015. We will continue with our volume strategy in 2016, and as a result we should see our volumes increase again next year.

Lithium: Revenue for the first nine months of 2015 increased 4% compared to the same period last year, a direct result of higher prices. While volumes were slightly down, prices increased approximately 9%, compared to the nine month period last year. This market continues to show robust demand growth.

Industrial Chemicals: Revenue was down compared to the nine months of last year as a result of lower sales volumes and prices. However, sales volumes during the third quarter were strong related to solar salts. We sold over 35,000 MT of solar salts during the first nine months, the majority being recognized during the third quarter. We expect further sales in the fourth quarter, and expect solar salts sales volumes for the year to exceed 75,000 MT, more than twice as much as last year.

Relating to the arbitration process with CORFO, the arbitrator is currently examining witnesses and experts and will possibly receive new expert reports around the middle of next year. We expect him to reach a decision or request an extension of his duties on the second half of 2016.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 19, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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